Exhibit 99.1

NASDAQ: BVXV | July 2023

2 This communication is not a prospectus or offer of securities for subscription or sale in any jurisdiction. This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify such forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of the management of BiondVax Pharmaceuticals Ltd . ("BiondVax") are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of nanosized antibodies (NanoAbs) ; the pipeline market potential ; and the timing of NanoAb proof - of - concept studies and clinical trials . These forward - looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause results to differ materially from those expressed or implied by such forward - looking statements . Such risks and uncertainties include, but are not limited to, those related to : the possibility that the therapeutic and commercial potential of NanoAbs will not be met ; potential changes in the pipeline market potential ; a delay in the preclinical and clinical data for NanoAbs, if any ; BiondVax’s ability to secure additional capital on attractive terms, if at all ; BiondVax’s ability to acquire rights to additional product opportunities ; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all ; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required ; the manufacturing facility will not be able to be used for a wide variety of applications and other pharmaceutical technologies ; and those inherent in drug development, which involves a lengthy and expensive process with uncertain outcomes . More detailed information about such risks and uncertainties can be found in the Company's filings with the Securities and Exchange Commission (the "SEC"), including those set forth in the section entitled “Risk Factors” in the Company's Annual Report on Form 10 - K filed with the SEC on April 17 , 2023 . BiondVax undertakes no obligation to revise or update any forward - looking statement . SAFE HARBOR STATEMENT

3 Uniquely positioned to advance new pipeline of innovative VHH antibody (NanoAb) based drugs from R&D through commercialization Targeting diseases with large underserved needs + attractive commercial opportunities such as: Psoriasis Asthma Psoriatic arthritis Wet AMD COVID - 19

MAX PLANCK & BIONDVAX COLLABORATION

Designed to create significant clinical and commercial advantages

BIONDVAX

- Recombinant protein drug development experience from lab to Phase 3 clinical trial
- Manufacturing, quality, international regulatory experience
- GMP biologics manufacturing facility
- Best in class equipped labs
- Top-tier big pharma & biotech leadership expertise

MAX PLANCK & UMG[1]

- World-class science & access to leading scientists
- NanoAb platform for development of promising potent therapeutics
- Patents covering NanoAbs & their manufacturing



PROF. DR. DIRK GÖRLICH

- **Director** of Max Planck Institute for Multidisciplinary Sciences
- **Winner** of inaugural World Laureates Association (WLA) Prize in Life Sciences or Medicine



PROF. DR. MATTHIAS DOBBELSTEIN

- **Fellow** at Max Planck Institute for Multidisciplinary Sciences
- UMG **Head** of Department

1. Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen (UMG)

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BiondVax Pharmaceuticals Ltd.

5 THE TECHNOLOGY : N ANO A BS * VHH - antibody is trademarked by ABLYNX N. V., a wholly owned subsidiary of Sanofi, as Nanobody. BiondVax has no affiliation with and is not endorsed by Sanofi. HUMAN ANTIBODY ALPACA - DERIVED NANOAB Alpaca - derived nanosized antibodies (NanoAbs) are also known as VHH - Antibodies *

PLATFORM **VALUE** PROPOSITION

NanoAbs' unique physicochemical attributes can generate **multiple crucial advantages** vs human monoclonal antibodies (mAbs)



Manufacturing

- X10 active pharmaceutical ingredient (API) per gram of manufactured protein vs. mAbs
- Faster and lower cost production in yeast (pichia) vs mammalian cells

R&D

- Quicker antibody discovery and optimization due to massive libraries
- De-risked pipeline development leveraging approved mAb targets

Product

- Hyper-thermostable = longer shelf life, easier storage & distribution
- Superior specificity & affinity to target potentially enables lower dose, fewer adverse events, lower cost
- Adaptable half life

Patient Safety & Convenience

- Multiple, easier routes of administration
- Lower immunogenicity
- Fewer contraindications
- Potentially safer & lower dose

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BiondVax Pharmaceuticals Ltd.

7 MOLECULAR TARGET MECHANISM OF ACTION COMPOSITION OF MATTER COMMERCIAL ض ض + TBD Validated by existing but sub - optimal mAb therapies Well understood Assessing safety & efficacy of alpaca - derived NanoAbs Solid demand for available mAbs, and underserved populations NanoAbs feature a favorable path to market compared to risks associated with traditional drug development SOURCE OF RISK NANOAB VALIDATED THERAPEUTIC USE First commercial VHH - antibody is blood disorder therapy Caplacizuma – by Ablynx, a company acquired by Sanofi in 2018 for $4.8B DERISKED DRUG DEVELOPMENT

PIPELINE MOLECULAR TARGETS


RBD
IL-17A
IL-17F
IL-17A/F
HETERODIMER
IL-4Ra
IL-13
TSLP
VEGF-A
ANG-2

COVID-19	Psoriasis, PSA, Atopic Dermatitis, HS	Asthma, Atopic Dermatitis	Wet AMD
• Strong in vivo data for inhaled therapeutic and prophylactic	• Single compound targeting IL-17A and IL-17F and IL-17AF • Novel local use • Novel and larger target population for biologicals	• Asthma ~ quick time to POC • Antibodies targeting IL-13 and TSLP, have large commercial potential • Single VHH blocking IL-4Ra will reduce the effect of both IL-4 & IL-13	• Single & dual target • Target well-validated, development competition limited • Large commercial opportunity

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BiondVax Pharmaceuticals Ltd.

PIPELINE DEVELOPMENT STATUS & PLANS

Q3 2023

Indication	Molecular Target (by priority)	Drug discovery (Max Planck)			Manufacturing Process & Analytical Method Development	In vivo proof-of-concept	Toxicology	Clinical Phase 1/2
		Alpacas immunized	VHH antibody selected	Clones generated				
COVID-19 therapeutic	RBD						Ready for partnering	
COVID-19 prophylactic	RBD						Ready for partnering	
Psoriasis, PSA, Atopic Dermatitis, HS	IL-17A, F, AF					Est. H1'24	Est. H1'24	Est. H2'24
Asthma, Atopic Dermatitis	IL-4Ra							Est. 2025
	IL-13							Est. 2025
	TSLP							Est. 2025
Wet AMD	VEGF-A							TBD
	ANG-2							TBD

Est. = Estimated timing

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BiondVax Pharmaceuticals Ltd.

10 €2.6B asthma € 9 B psoriasis €5.0B macular degeneration €4.5B psoriatic arthritis PIPELINE ADDRESSING LARGE MARKETS WITH UNDERSERVED NEEDS INITIAL FOCUS 1 . Pfizer ’ s estimate for Paxlovid revenues; 2 . 2020 or 2021 , LEK; $8B+ COVID - 19 FUTURE DERISKED TARGETS CURRENT MARKET SIZES 2 2023 PROJECTED TREATMENT MARKET 1 Pfizer forecasts increased 2024 revenues for Paxlovid, which covers 90 % of market • Validated targets of existing mAb treatments • Short time to value generation, lower risk than mAbs • Large markets growing at attractive CAGRs COVID - 19 NanoAb therapy is first in planned pipeline addressing diseases with large underserved medical needs and attractive commercial opportunities

11 Need for treatment is growing… • Current COVID therapies experiencing MASSIVE demand – 110 million infections excluding China in 2022 with 15 % requiring anti - virals . • 2023 demand is projected to increase ( 112 million infections with 17 % requiring anti - virals ) as with fewer protected by vaccines, more patients expected to seek anti - viral treatments • Current treatments leave underserved population (e.g. contraindications and drug to drug interactions) • Unmet need: Therapeutics and prophylactics with fewer restrictions, lower risk for adverse effects, and convenient to use (self - administration) 1 . New England Journal of Medicine. https://www.nejm.org/doi/full/10.1056/NEJMp2118468 . | 2. Illustrative only VAST & GROWING MARKET FOR COVID - 19 THERAPIES … while vaccines are in decline • Immunity wanes over time • Need for frequent vaccinations to maintain immunity make vaccines less economic • Reduced effectiveness against emerging variants • Declining public trust and uptake • Payers hesitant to invest in mass vaccination campaigns “ SARS - CoV - 2 is unlikely to be eliminated, let alone eradicated; it will probably continue to circulate indefinitely in periodic outbreaks and endemics. -- ANTHONY FAUCI, December 2021. (1)

COVID MARKET POTENTIAL

Minimal FDA authorized treatments, yet massive and growing demand

Current FDA-approved COVID treatments: [1]

- Oral antiviral pills:
  - Pfizer's Paxlovid (nirmatrelvir + ritonavir)
  - Merck's Lagevrio (molnupiravir)
- Intravenous (IV) antiviral:
  - Gilead's Veklury (remdesivir)
- Immune modulators:
  - Olumiant (baricitinib) and Actemra (tocilizumab) for certain hospitalized adults with COVID-19

FDA EUA: [2]

- Only one mAb: Genentech's Actemra (tocilizumab) – highly limited indication

FDA authorizations withdrawn - inactive vs Omicron:

- Regeneron's REGEN-COV (casirivimab and imdevimab).
- GSK's Xevudy (sotrovimab)
- Evusheld's EUA withdrawn 26 Jan 2023 leaving **no prophylactic treatment**

Big pharma continuing to invest in COVID

- AZ is developing a second generation to Evusheld

Paxlovid [3]
(nirmatrelvir 150 mg tablets | ritonavir 100 mg tablets)

90% US Covid tx market share

$19B 2022 revenue

$4B 2023 Q1 revenue

2024 Revenue growth expected

- For high-risk patients
- Many contraindications, including for common drugs
- Limited treatment window

Sources: [1] https://aspr.hhs.gov/COVID-19/Therapeutics/Pages/default.aspx; https://www.fda.gov/consumers/consumer-updates/know-your-treatment-options-covid-19; https://aspr.hhs.gov/COVID-19/Treatments/Pages/Possible-Treatment-Options-for-COVID19.aspx [2] https://www.fda.gov/emergency-preparedness-and-response/mcm-legal-regulatory-and-policy-framework/emergency-use-authorization#coviddrugs; [3] Pfizer Q4'22 and Q1'23 reports

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BiondVax Pharmaceuticals Ltd.

13 INHALED ANTI - COVID - 19 NANOAB PROTECTED HAMSTERS FROM SEVERE DISEASE Significantly milder disease course measured by weight loss in hamsters infected with SARS - COV - 2 and then treated with inhaled anti - COVID - 19 NanoAbs, administered 24 hours post infection, compared to placebo Highly statistically significant difference ( p<0.001 ) Inhaled NanoAb group ’ s weight declined on average only 4.1% ( 0.2 mg doses) Placebo group’s weight declined on average 12.01% Study design: Hamsters were infected on Day 0. Treatment regimen of inhaled NanoAb twice daily for five days beginning on Day 1. Weight as a proxy for efficacy : According to the paper titled Hamsters as a Model of Severe Acute Respiratory Syndrome Coronavirus - 2 , hamsters are “ an ideal animal model of SARS - CoV - 2 infections because they recapitulate many aspects of human infections. ” The paper noted that weight loss in hamsters was reduced when treated with REGN - COV - 2 , a human mAb combination therapy that ultimately received FDA approval for SARS - CoV - 2 treatment. BiondVax has no affiliation with the authors or sponsors of the paper. 85 90 95 100 0 1 2 3 4 5 6 Weight (%) Day

14 INHALED ANTI - COVID - 19 NANOAB RESULTED IN MILDER AND SHORTER ILLNESS BiondVax’s nanosized antibodies (NanoAbs) are being formulated as convenient self - administered inhaled COVID - 19 therapy The inhaled COVID - 19 therapy is BiondVax’s first in a new pipeline of innovative alpaca - derived NanoAb therapies addressing diseases with large underserved medical needs and attractive commercial opportunities such as psoriasis and asthma Results reported November 29, 2022: https://www.biondvax.com/press - releases/biondvax - reports - successful - results - in - preclinical - i n - vivo - study - of - its - innovative - inhaled - covid - 19 - nanoab - therapy Results of main parameter (weight loss) supported by scoring together with seven other parameters , including heart rate and social behaviors. Milder illness and faster recovery of hamsters infected with SARS - COV - 2 then treated with inhaled anti - COVID - 19 NanoAbs compared to those treated with placebo Day Illness severity 0 1 2 3 4 5 6 0 1 2 3 - 1 NanoAb Placebo

15 0 400 800 1200 1600 2000 Placebo NanoAb Median TCID 50 /ml INHALED ANTI - COVID - 19 NANOAB VIRTUALLY ELIMINATED VIRAL LOAD IN THE LUNGS TCID50 * is a measure of viral titer (the amount of virus) in lung cells Over a week after infection, compared to placebo group, hamsters treated with BiondVax’s NanoAb had over 30 times lower SARS - COV - 2 viral titers in their lungs These results also confirmed by PCR Study conducted beginning Nov. 2022 on behalf of BiondVax by world renowned institutions The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover ( TiHo ) * TCID50 (Tissue Culture Infective Dose that infected 50% of the cells) in NanoAb group was below the detectable level of 57 P < 0.0005 NanoAb Placebo < 57* 1737.8

16 INHALED ANTI - COVID - 19 NANOAB PROPHYLACTIC PROTECTION COVID - 19 illness was virtually prevented in hamsters administered BiondVax’s inhaled NanoAb on Day 0 and infected three hours later with SARS - CoV - 2 Highly statistically significant difference ( p< 0.0005 ) Inhaled NanoAb group ’ s weight was virtually maintained Placebo group’s weight declined on average 12% Results reported November 29, 2022: https://www.biondvax.com/press - releases/biondvax - reports - successful - results - in - preclinical - i n - vivo - study - of - its - innovative - inhaled - covid - 19 - nanoab - therapy Weight as a proxy for efficacy : According to the paper titled Hamsters as a Model of Severe Acute Respiratory Syndrome Coronavirus - 2 , hamsters are “ an ideal animal model of SARS - CoV - 2 infections because they recapitulate many aspects of human infections. ” The paper noted that weight loss in hamsters was reduced when treated with REGN - COV - 2 , a human mAb combination therapy that ultimately received FDA approval for SARS - CoV - 2 treatment. BiondVax has no affiliation with the authors or sponsors of the paper. 85 90 95 100 0 1 2 3 4 5 6 Day Weight (%)

NEXT NANOAB: **IL-17** FOR PSORIASIS

Large and growing psoriasis market with underserved needs

8.6M
US patients + another 8M EU

€9B
Biologics market in 2020 growing at 7% CAGR

€4-5B
Market estimate for IL-17s Abs in 2026

Current standards of care:

- Topical (steroids, vitamin D analogues, retinoids)
- Phototherapy
- Systemic
  - Traditional systemics (e.g. methotrexate, acitretin, and ciclosporin)
  - Injected biologics (mAbs)
  - Oral (including Otezla, Xeljanz, Sotyktu)

The opportunity:

- Current biologics and new oral treatments are systemic, not topical
- Recently developed systemic treatments target mostly severe psoriasis (due to costs and risk vs. benefit for patients)
- Mild to moderate psoriatic patients need a topical, local treatment that is highly efficacious, specific and hence safe to use.

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BiondVax Pharmaceuticals Ltd.

ANTI-IL-17 NANOAB FOR PSORIASIS

Attractive market potential, proven target, short time to POC

MOLECULAR TARGET	✓	Validated by existing but sub-optimal therapies: Cosentyx, Siliq, Taltz and bimekizumab
MECHANISM OF ACTION	✓	Well understood
COMPOSITION OF MATTER	TBD	Moonlake's (MLTX) Sonelokimab NanoAb "demonstrated rapid & durable clinical response" in Phase 2b trial
COMMERCIAL	+	Solid demand for available mAbs + underserved populations

	MoonLake (Nasdaq: MLTX)	BiondVax	BiondVax's Advantage
Composition of matter	2 nanobodies to target IL-17A and IL-17F	1 NanoAb	✓ Simpler to manufacture
Target Pop	Moderate to severe patients	Mild to moderate patients	✓ Address 85% of population
Administration	Systemic (subcutaneous)	Directly to lesion (intradermal)	✓ Anticipated safer, less side effects, painless,
Development stage	Phase 2b	Preclinical	MoonLake: Hasn't announced Phase 3 plans; BiondVax moving quickly

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19 ANTI - IL - 17 NANOAB ADVANTAGES Intended Advantage Other treatments IL - 17 NanoAb Efficient production IL - 17A and IL - 17F as targets have been validated by different mAbs Single NanoAb neutralizes IL - 17 forms A, F, and AF complex Molecular Target Lower dose, safer nM range (Sonelokimab) pM range Affinity Convenient, safer, less immunogenic Systemic Local Administration Larger addressable market Moderate to severe psoriasis (25%) Local treatment of mild to moderate psoriasis (85% of patients) Target patient population Longer shelf life, minimal cold chain - 20C Room temperature Storage conditions IL - 17 A IL - 17 F IL - 17 AF NanoAb Concentration Single NanoAb neutralizes IL - 17 A, F, and AF complex

Development Milestones

Inhaled COVID NanoAb

In-house tech-transfer and production of NanoAbs used in POC trial.

Successful proof of concept (POC) in-vivo trial: Inhaled NanoAb virtually prevented illness when administered prophylactically; eliminated the virus in lungs and led to shorter and milder illness when administered therapeutically.

European regulatory support for **first-in-human Phase 1/2a clinical trial** of inhaled COVID19 NanoAb

IL-17 Psoriasis NanoAb

New exclusive license of **anti-IL-17 NanoAb for treatment** psoriasis treatment

Strong neutralization in vitro demonstrated at Max Planck labs & UMG

In-vivo **proof-of-concept** study in H1'2024

Additional Pipeline Development

NanoAbs for up to **eight additional targets** generated at Max Planck

Scale-up **in-house NanoAb manufacturing**

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BiondVax Pharmaceuticals Ltd.

21 GMP MANUFACTURING AND R & D • Analytical methods development combined with best - in - class QC capabilities and equipment • Labs for manufacturing process development and scale up allow for implementation of quality by design and design of experiment principles • GMP suites for up stream fermentation, down stream purification, media and buffer preparations, formulation and aseptic automated filling of PFS & vials • Designed to meet FDA and EMA regulatory standards • Single - use equipment enables: • Adaptable manufacturing processes for a pipeline of different products • Quicker lead times • Faster time - to - market for new products Industry standard aseptic facility: Labs, clean rooms, warehouse, offices BiondVax ’ s 1850 m 2 GMP Biologics Manufacturing Facility | Jerusalem

22 NANOAB PRODUCTION : HIGH YIELD , LOW COST , IN - HOUSE COVID NanoAb 10 15 20 25 30 40 50 60 70 85 100 kDa 0.5 µl Supernatant Yeast: Pichia pastoris Demonstrating efficient, extremely clean process in yeast Batch fermentation yields up to 9g / litre, indicating kg yields in standard 1000 litre fermenter (WEIGHT)

23 CDMO SERVICES While NanoAb pipeline development is our core focus, we offer CDMO services, leveraging our cGMP manufacturing facility, aseptic fermentation and fill and finish suites, R&D and QC laboratories, and experienced professionals. Our CDMO services may support: • Pharmaceutical and biotech companies • Alternative protein food tech companies • Process development, analytics and manufacturing for clinical trials De - risking R&D investments by leveraging internal capabilities ASEPTIC GMP MANUFACTURING SUITES STATE - OF - THE - ART R & D AND QC LABORATORIES PHARMA CMC EXPERIENCE More info biondvax.com/ cdmo

EXPERIENCE + DEEP CAPABILITIES



Amir Reichman
CEO

Pharmaceutical engineering & supply chain leadership at GSK Vaccines, Belgium; large projects building vaccine manufacturing sites in Belgium, Italy, Germany, Hungary & US.

- NeuroDerm (R&D)
- Novartis Vaccines (Global Supply Chain)
- GSK Vaccines (Global Engineering)



Tamar Ben-Yedidia
CSO

Co-invented and guided BiondVax's original vaccine candidate through 8 clinical trials including pivotal Phase



Elad Mark
COO

Led scale-up, tech transfer, manufacturing of recombinant proteins in China, mAbs for Novartis Singapore

- Principal bioprocess engineer
- Novartis (Technical Project Manager - Process)



Uri Ben-Or,
CFO



Tehila Sonnenfeld
DIRECTOR PRODUCTION



Dalit Weinstein-Fischer
VP TECHNICAL R&D



Merav Kamensky
SENIOR MGR QC



Joshua Phillipson
DIRECTOR IR & COMMS

35 STAFF MEMBERS
5 PhDs

- Manufacturing, Engineering, Technical R&D, upstream & downstream process dev., QC, QA, Clinical and non-clinical, Procurement
- Outsourced finance, legal, regulatory

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BOARD BRINGS SIGNIFICANT EXPERTISE

North America

Mark Germain Chairman	Aentib Group (Managing Director). Founder, director, chairman, and/or investor in over 20 biotech companies
Samuel Moed Director	Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy)
Adi Raviv, MBA External Director	Experienced in Wall Street investment banking; Capacity Funding LLC (Principal)
Jay Green External Director	Glaxo SmithKline (NYSE: GSK) Global Vaccines (Senior Vice President Finance and CFO), Gavi (Advisor for COVAX)

Israel

Amir Reichman, MBA **CEO**	NeuroDerm Ltd (Senior Scientist), Novartis Vaccines USA (R&D and Global Supply chain), GSK Vaccines Belgium (Global Supply Chain and Global Engineering)
Morris C. Laster, MD Director	BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)
Yael Margolin, PhD External Director	Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP)
Avner Rotman, PhD Director	Biodar (CEO), Rodar (Founder)

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BiondVax Pharmaceuticals Ltd.

26 SELECT FINANCIALS & CAP TABLE • $ 10.9 M cash as of Mar 31 , 2023 • $ 7.3 M net raised in Dec 2022 • ‘ Fully Diluted Shares Out ’ assumes warrants are not exchanged and are exercised, generating an additional $ 8 M cash to the company ADS OUTSTANDING CAP TABLE As of June 8, 2023 3,635,464 Ordinary ADS 675,000 Pre - funded ADS 4,310,464 Primary shares out 4,700 $5 Warrants (Expire 20 Dec 2023) 1,600,000 $5 Warrants (Expire 22 Dec 2025) 277,725 Options + RSUs 6,192,889 Fully Diluted Shares Out BVXV 26 € 24 M European Investment Bank (EIB) loan payable Dec 31 , 2027 .

27 SIGNIFICANT POTENTIAL FOR VALUE CREATION • Targeting diseases with large underserved needs + attractive commercial opportunities • 5 - year research collaboration with Max Planck & UMG, includes exclusive option for exclusive licenses for additional NanoAbs • De - risked R&D strategy targets massive, validated, underserved markets, such as psoriasis, asthma, psoriatic arthritis and macular degeneration • Strong, in vivo proof - of - concept results for inhaled NanoAb has strong competitive edge for treatment & prophylactic prevention of COVID - 19 PIPELINE OF THERAPEUTIC DRUGS BASED ON N ANO A B PLATFORM • Well - positioned to bring innovative therapies to market with unique competencies • Demonstrated multiple biologics tech transfers, process development and optimization, scale - up, production, preclinical and clinical trials planning and execution

28 BIONDVAX.COM Contact: Joshua Phillipson, Investor Relations j.phillipson@biondvax.com + 972.8.930.2529 NASDAQ: BVXV | JULY 2023